FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	A corporate disclosure on the results of the completed share buyback, filed with the Financial Supervisory Commission of Korea and KOSDAQ on June 3, 2004 .

[English Translation]
June 3, 2004

WEBZEN INC. RESULTS OF SHARE BUYBACK (70,000 COMMON SHARES)

1. Period of Repurchase

April 7, 2004 to June 2, 2004

2. Summary of Repurchase

(Units: KRW)
		Share volume
Date	Type of shares	Ordered	Repurchased	Average repurchase price/ share	Total amount	Entrusted Securities Firm
4/7/04	Common	2,000	2,000	106,827	213,655,000	Mirae Asset
4/9/04	Common	3,000	3,000	102,908	308,725,800	Mirae Asset
4/12/04	Common	2,000	2,000	102,755	205,511,800	Samsung Securities
4/13/04	Common	3,000	2,700	101,379	273,724,600	Samsung Securities
4/14/04	Common	3,000	2,467	101,942	251,492,600	Samsung Securities
4/16/04	Common	2,000	2,000	102,864	205,729,600	Samsung Securities
4/20/04	Common	3,000	3,000	105,045	315,136,100	Mirae Asset
4/22/04	Common	2,000	1,100	107,290	118,019,700	Mirae Asset
5/3/04	Common	8,000	7,500	94,114	705,883,500	Mirae Asset
5/4/04	Common	3,000	3,000	92,143	276,430,500	Mirae Asset
5/6/04	Common	5,000	5,000	90,939	454,696,200	Samsung Securities
5/7/04	Common	3,000	3,000	90,241	270,723,000	Samsung Securities
5/11/04	Common	5,000	5,000	81,658	408,291,600	Samsung Securities
5/12/04	Common	3,000	2,000	82,737	165,475,700	Samsung Securities
5/14/04	Common	5,000	5,000	79,348	396,740,700	Mirae Asset
5/18/04	Common	3,000	3,000	67,050	201,152,600	Mirae Asset
5/19/04	Common	8,000	5,075	72,916	370,049,100	Mirae Asset
5/20/04	Common	5,000	2,185	71,768	156,813,200	Samsung Securities
5/21/04	Common	4,000	4,000	73,825	295,301,100	Samsung Securities
5/27/04	Common	3,000	3,000	73,966	221,900,000	Samsung Securities
6/2/04	Common	3,973	3,973	89,812	356,824,600	Mirae Asset
Total		78,973	70,000	88,175	6,172,277,200

7. Summary of Treasury Stock Holdings

Type	No. of shares	% of total shares	Total value
Common shares	70,000	1.60	6,172,277,200

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: June 3, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer